June 15, 2006



Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
Corporate Finance Division
100 F. Street, N.E.
Washington, D.C. 20549

Dear Mr. Krikorian:

         Pursuant to your letter dated June 8, 2006, we have made the following change which is reflected in a Form 8-KA, Item 4.01 Changes in Registrant's Certifying Accountants, in accordance with Regulation S-K Item 304(a)(1)(i) to read "the Registrant dismissed Tanner LC effective May 5, 2006." The foregoing is the only revision in the amended 8-K.

         Further, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                            Sincerely,
                                            /s/ Andrew J. Kandalepas
                                            Andrew J. Kandalepas
                                            Chief Executive Officer